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                                                                    Exhibit 12.1

                                  POPULAR, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                             (Dollars in thousands)

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                                                For the nine months ended
                                                --------------------------                 Year Ended December 31,
                                                September 30  September 30  ------------------------------------------------------
                                                    2004          2003         2003       2002       2001       2000      1999
                                                ------------  ------------  ---------- ---------- ---------- ---------- ----------
Income before income taxes                       $  462,457    $  462,590   $  597,410 $  463,606 $  408,404 $  375,458 $  340,036
Fixed charges :

               Interest expense                     595,170       566,240      749,550    863,553  1,039,105  1,167,396    897,932
               Estimated interest component
                 of net rental payments              13,835         8,338       17,379     15,123     14,176     13,110     10,970

               Total fixed charges including
                 interest on deposits               609,005       574,578      766,929    878,676  1,053,281  1,180,506    908,902

               Less: Interest on deposits           240,852       262,678      342,891    432,415    517,881    529,373    452,215

               Total fixed charges excluding
                 interest on deposits               368,153       311,900      424,038    446,261    535,400    651,133    456,687

Income before income taxes and
  fixed charges(including interest on deposits)  $1,071,462    $1,037,168   $1,364,339 $1,342,282 $1,461,685 $1,555,964 $1,248,938

Income before income taxes and
  fixed charges(excluding interest on deposits)  $  830,610    $  774,490   $1,021,448 $  909,867 $  943,804 $1,026,591 $  796,723

Preferred stock dividends                             8,935         6,941        9,919      2,510      8,350      8,350      8,350

Ratio of earnings to fixed charges

               Including Interest on Deposits           1.8           1.8          1.8        1.5        1.4        1.3        1.4

               Excluding Interest on Deposits           2.3           2.5          2.4        2.0        1.8        1.6        1.7

Ratio of earnings to fixed charges & Preferred
  Stock Dividends

               Including Interest on Deposits           1.7           1.8          1.8        1.5        1.4        1.3        1.4

               Excluding Interest on Deposits           2.2           2.4          2.3        2.0        1.7        1.5        1.7
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